January 13, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: H. Roger Schwall, Esq.

Re:     Advanced Cannabis Solutions, Inc.

Dear Mr. Schwall:

As per our conversation, please see the proposed change to respond to your oral comment.  Mr. Feinsod’s compensation has been added in tabular form.

Sincerely,

/s/ Arthur S. Marcus

Brian J. Kozel was appointed to serve as the Company’s Vice President - Finance and Chief Financial Officer, pursuant to an independent contractor agreement, on October 24, 2014. Mr. Kozel is currently a private consultant providing SEC and financial advice to clients in a variety of industries, primarily, through his firm, Satellite Accounting Services, LLC.  Since 2011, he has also been Compliance Director for Aspire XBRL, a start-up firm specializing in solutions-based XBRL and SEC/EDGAR servicing and reporting. From 2010 to 2011, Mr. Kozel was an XBRL subject matter expert with Rivet Software, a developer, provider and servicer of proprietary financial reporting solutions. From 1998 to 2008, Mr. Kozel was a staff accountant, director and senior manager with KPMG, LLP. Since 2011, Mr. Kozel, as a volunteer, has served as Treasurer and Finance Committee Chair of Aging Service of Boulder County, a charitable organization.  Mr. Kozel, a certified public accountant, received a BS, Accounting degree from Bucknell University and was an MBA candidate at IUPUI, Kelly School of Business. In consideration for his services, Mr. Kozel will be (i) paid at an hourly rate approved by the Board and (ii) reimbursed for reasonable out-of-pocket expenses incurred by him in performing his services.

Christopher Taylor was appointed as our Chief Financial and Accounting Officer September 23, 2013. Mr. Taylor is a Certified Public Accountant and has operated his own public accounting practice since July of 2001. Since 2010 Mr. Taylor has provided accounting services to approximately 50 marijuana dispensary clients in Colorado and Washington. On October 24, 2014, Mr. Taylor’s position was changed from that of Chief Financial and Accounting Officer to Vice President – Business Development.

The following table sets forth all compensation paid in respect of the Company’s Chief Executive Officer (“CEO”) and its Executive Chairman and the two (2) most highly compensated executive officers other than the CEO and Executive Chairman who received compensation in excess of $100,000 per year for each of the years ended December 31, 2014 and 2013:

Name and Principal Position	Year	Salary $	Bonus $	Stock Awards $	Option Awards $	All Other Compensation $	Total $
Robert Frichtel,	2014	108,000	--	--	--	--	108,000
Chief Executive Officer (1)	2013	49,118	--	--	--	--	49,118

Michael Feinsod	2014	--	--	884,000	--	--	884,000
Executive Chairman of the Board (6)

Roberto Lopesino,	2014	90,000	--	--	--	--	90,000
Vice President (5)	2013	31,500	--	--	--	--	31,500

Christopher Taylor,	2014	108,000	--	--	--	--	108,000
Chief Financial Officer (2)	2013	15,398	--	--	--	--	15,398

Brian Kozel,	2014	25,450	--	--	--	--	25,450
Chief Financial Officer

Steven Tedesco,	2013	--	--	--	--	--	--
President and Chief Executive Officer (3)

Robert W. Carington, Jr.,	2013	--	--	--	--	--	--
Chief Financial Officer (4)

(1)   Mr. Frichtel was appointed an officer on August 14, 2013.

(2)   Mr. Taylor was appointed an officer on September 23, 2013. On October 27, 2014, Mr. Taylor resigned from his position as Chief Financial Officer of the Company, and transitioned to the position of Vice President - Business Development.

(3)   Mr. Tedesco resigned as an officer and director on August 14, 2013.

(4)   Mr. Carrington resigned as an officer and director on August 14, 2013.

(5)   Mr. Lopesino resigned as an officer on October 29, 2014.

(6)   Mr. Feinsod was appointed the Executive Chairman of the Board on August 4, 2014. As such, the Company issued 200,000 shares of common stock to Infinity Capital, LLC., an entity controlled by Mr. Feinsod.

The following shows the amounts we paid our officers during the twelve months ending December 31, 2014 and the amount of time these persons expect to devote to us.

Name	Compensation	Percent of Time to be Devoted to the Our Business
Robert L. Frichtel	$108,000	100%
Roberto Lopesino (1)	$90,000	100%
Christopher Taylor (2)	$108,000	100%
Brian Kozel (3)	$25,450	60%

(1)   On October 29, 2014, Mr. Lopesino resigned from the Company.

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